MARLIN & ASSOCIATES SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68471

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marlin & Associates Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 48th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth B. Marlin 212-257-6060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Avenue, Suite 200	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth B. Marlin _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Marlin & Associates Securities LLC _____, as
of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____


Signature

CEO _____
Title

Marie-Claire Smith
Notary Public

```
MARIE-CLAIRE SMITH
MY COMMISSION # GG 961302
EXPIRES: February 23, 2024
Bonded Thru Notary Public Underwriters
```

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARLIN & ASSOCIATES SECURITIES LLC

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statement	3-5

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Marlin & Associates Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marlin & Associates Securities LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Marlin & Associates Securities LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marlin & Associates Securities LLC's management. Our responsibility is to express an opinion on Marlin & Associates Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marlin & Associates Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Friedman LLP

We have served as Marlin & Associates Securities LLC's auditor since 2009.

East Hanover, New Jersey
February 18, 2021

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide.   DFK INTERNATIONAL

MARLIN & ASSOCIATES SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	42,216
Accounts Receivable		500,000
Due from parent		2,455,956
Other assets		34,549
	$	3,032,721

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses	$	378,426

Commitments

Member's equity		2,654,295
	$	3,032,721

See notes to financial statement

MARLIN & ASSOCIATES SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Marlin & Associates Securities LLC (the "Company") was organized on October 29, 2009, as a limited liability company under the laws of the State of New York and is a wholly owned subsidiary of Marlin & Associates Holding LLC (the "Parent company").

The Company provides merger and acquisition advisory services and also operates as a placement agent specializing in the private placement of securities specifically for middle market companies that are engaged in the fields of digital technology, and healthcare related products and services. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company became a registered securities broker-dealer on August 4, 2010, with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Receivables
Receivables are stated as the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis, and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2020.

MARLIN & ASSOCIATES SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for these income taxes. The Company files a consolidated Metropolitan Commuter Transportation Mobility tax return and New York City Unincorporated Business Tax Return with its Parent, and a portion of this tax is allocated to the Company based on pro-rata earnings.

As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner.

2 - RELATED PARTY TRANSACTIONS

The Company maintains an intercompany account with the Parent which had a balance of $2,455,956 as of December 31, 2020.

3 - MAJOR CUSTOMERS

Accounts receivable are due from one customer.

4 - COMMITMENTS

Compensation Agreements

The Company has employment and independent contractor agreements with certain individuals that are executed in the normal course of business specifying terms for determining earned fees in connection with various transactions.

5 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2020, the Company had net capital of $13,790 which exceeded requirements by $8,790. The ratio of aggregate indebtedness to net capital was 2.06 to 1.

MARLIN & ASSOCIATES SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

5 - REGULATORY REQUIREMENTS (continued)

The Company is not required to comply with Rule 15c3-3 by reason of the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073. As such, the Company is a non-covered firm which does not directly or indirectly receive, hold, or owe funds or securities for or to customers, does not carry accounts of customers and, does not carry proprietary accounts.